SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30999; File No. 812-14203]

Minnesota Life Insurance Company, <u>et al</u>; Notice of Application

March 28, 2014

<u>Agency</u>: Securities and Exchange Commission ("SEC" or "Commission").

<u>Action</u>: Notice of application for an order approving the substitution of certain securities pursuant
to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act")
and an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act.

<u>Applicants</u>: Minnesota Life Insurance Company ("Minnesota Life"), Variable Annuity Account
("VAA"), Minnesota Life Variable Life Account ("VLI"), Minnesota Life Variable Universal Life
Account ("VGUL"), Group Variable Universal Life Account ("Private VGUL I"), Variable
Universal Life Account II ("Private VGUL II"), Securian Life Insurance Company ("Securian
Life"), and Securian Life Variable Universal Life Account ("SVGUL"). Minnesota Life and
Securian Life are referred to individually as a "Life Company" and collectively as "Life
Companies." VAA, VLI, VGUL, Private VGUL I, Private VGUL II, and SVGUL are referred to
individually as a "Separate Account" and collectively as the "Separate Accounts." The Life
Companies and the Separate Accounts collectively referred to as the "Section 26 Applicants".
Securian Funds Trust ("SFT"), the Life Companies and the Separate Accounts are collectively,
referred to as the "Section 17 Applicants".

<u>Summary of Application</u>: The Section 26 Applicants seek an order pursuant to Section 26(c) of
the 1940 Act, approving certain proposed substitutions of securities (the "Proposed
Substitutions"). The Section 17 Applicants seek an order of exemption pursuant to Section 17(b)
of the 1940 Act from Section 17(a) of the Act to the extent necessary to permit them to effectuate
the Proposed Substitutions by redeeming all or a portion of the securities of one or more of certain

existing portfolios in-kind and using those portfolio securities received from these existing portfolios to purchase shares of replacement portfolios (the "In-Kind Transactions"). The date of the Proposed Substitutions is expected to be on or about May 1, 2014 (the "Substitution Date").

Filing Date: The application was filed on August 22, 2013, and an amended and restated application was filed on March 27, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 22, 2014, and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants, Minnesota Life, VAA, VLI, VGUL, Private VGUL I, Private VGUL II, Securian Life, SVGUL, and SFT, 400 Robert Street North, St. Paul, Minnesota 55101-2098.

For Further Information Contact: Alberto H. Zapata, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Insured Investments Office, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Minnesota Life serves as the depositor of all the Separate Accounts except for SVGUL. Securian Life serves as the depositor for SVGUL.

2.   Each of the Separate Accounts is a segregated asset account of Minnesota Life or Securian Life, as applicable, and was established under Minnesota law pursuant to resolutions of the applicable Life Company's Board of Directors to fund the variable annuity contracts, variable life insurance policies, or variable universal life insurance policies described in the Application (the "VA Contracts," "VLI Policies," "VGUL Policies," "SVGUL Policies," "Private VGUL I Policies," and "Private VGUL II Policies," respectively; each a "Contract," and collectively, the "Contracts"). Each Separate Account, except for Private VGUL I and Private VGUL II, is registered under the 1940 Act as a unit investment trust. Interests under the Contracts, except for Contracts issued through Private VGUL I and Private VGUL II, are registered under the Securities Act of 1933, as amended (the "1933 Act"). Each Separate Account meets the definition of "separate account" contained in Section 2(a)(37) of the 1940 Act.

3.   Each Separate Account is divided into subaccounts (each a "Subaccount," collectively, the "Subaccounts"). Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund ("Portfolio"). Purchase payments under the Contracts are allocated to one or more Subaccounts.

4.   The Contracts include the VA Contracts, VLI Policies, VGUL Policies, SVGUL Policies, Private VGUL I Policies, and Private VGUL II Policies listed in the Application. The Contracts may be issued as individual or group Contracts. Contract owners (and participants in group Contracts) (each a "Contract Owner," and collectively, the "Contract Owners") may allocate some or all of their Contract value ("Contract value") to one or more Subaccounts that are available as investment options under the Contracts.

5.   Under the Contracts, the Life Companies reserve the right to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio. The prospectuses or offering documents, as applicable, for the Contracts include appropriate disclosure of this reservation of right.

6.   SFT is registered with the Commission as an open-end management investment company under the 1940 Act and its securities are registered under the 1933 Act. SFT was organized as a Delaware statutory trust on July 8, 2011. SFT's predecessor, Advantus Series Fund, Inc. ("Series Fund") was organized as a Minnesota corporation on February 25, 1985. Effective May 1, 2012, each of the seven then-existing series of the Series Fund was reorganized into a corresponding "shell" series of SFT ("Series") pursuant to an agreement and plan of reorganization approved by a majority of the shareholders of each series of the Series Fund on October 21, 2011.

7.   SFT currently consists of eight Series. The SFT Board of Trustees ("Board") has authorized the creation of four new Series. In addition to one unaffiliated Portfolio, the Proposed Substitutions will involve four new Series of SFT. Three of the new SFT Series, T. Rowe Price Value Fund, Ivy Growth Fund, and Ivy Small Cap Growth Fund, will offer a single class of shares. The fourth new SFT Series, Pyramis Core Equity Fund, will offer two classes of shares (Class 1 and Class 2). Each of the current eight Series offers two classes of shares (Class 1 and Class 2), except that the money market fund and managed volatility fund offer shares in only one class. Shares of the Series are currently offered through Minnesota Life and Securian Life separate accounts, including the Separate Accounts, to fund variable annuities, variable life insurance policies and variable universal life policies, including the VA Contracts, VLI Policies, VGUL Policies, SVGUL Policies, Private VGUL I Policies, and Private VGUL II Policies. Series shares also may be offered to fund variable annuities,

variable life insurance policies, and variable universal life insurance policies issued by other insurance companies. Currently, no other life insurance company invests in any Series. SFT has adopted a plan of distribution pursuant to rule 12b-1 under the 1940 Act ("Plan"), covering Class 2 shares and shares of the money market fund and the managed volatility fund (Class 1 shares are not part of the Plan). Under the Plan, each covered share class pays a distribution fee which, on an annual basis, is equal to .25% of the average daily net assets held in such covered share class.

8.   Advantus Capital Management, Inc. ("Advantus" or the "Manager"), an indirect wholly-owned subsidiary of Minnesota Mutual Companies, Inc., serves as the investment manager of each of the Series of SFT. Securian Financial Services, Inc., also an indirect wholly-owned subsidiary of Minnesota Mutual Companies, Inc., serves as the distributor for the shares of the Series.

9.   SFT and the Manager may rely on an order from the Commission (*In the Matter of Advantus Capital Management, Inc., et al.*, Investment Company Act Release No. 23008 (Jan. 27, 1998) File No. 812-10542 (the "Manager of Managers Order")) that permits the Manager, subject to certain conditions, including approval of the Board, including Trustees who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, and without the approval of shareholders, to: (i) engage a new or additional subadviser ("Subadviser") for each Series; (ii) enter into and materially amend existing sub-adviser agreements; and (iii) terminate and replace Subadvisers.

10.   The Life Companies, on behalf of themselves and their Separate Accounts, propose to exercise their contractual right to substitute shares of one Portfolio for that of another Portfolio by replacing the shares of 14 existing Portfolios listed below (the "Existing Portfolios") that are held in Subaccounts of their Separate Accounts with shares of the corresponding replacement

Portfolios listed below (the "Replacement Portfolios"). Twelve of the Proposed Substitutions will involve substitutions from unaffiliated Existing Portfolios to affiliated Replacement Portfolios. Two of the Proposed Substitutions will involve substitutions from unaffiliated Existing Portfolios to unaffiliated Replacement Portfolios.

Proposed Substitution	Existing Portfolio	Replacement Portfolio
1	American Century VP Value Fund: Class II Shares	SFT – T. Rowe Price Value Fund
2	MFS VIT Value Series: Service Class Shares	SFT – T. Rowe Price Value Fund
3	American Century VP Ultra Fund: Class II Shares	SFT – Ivy Growth Fund
4	Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities Class 2 Shares	SFT – Ivy Growth Fund
5	Invesco VI American Franchise: Series II Shares	SFT – Ivy Growth Fund
6	Ivy Funds VIP Growth	SFT – Ivy Growth Fund
7	MFS VIT Investors Growth Stock Series Service Class Shares	SFT – Ivy Growth Fund
8	Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA: Service Shares	SFT – Ivy Growth Fund
9	Ivy Funds VIP Small Cap Growth	SFT – Ivy Small Cap Growth Fund
10	MFS VIT New Discovery Series: Service Class Shares	SFT – Ivy Small Cap Growth Fund
11	Invesco VI Core Equity Fund: Series II Shares	SFT – Pyramis Core Equity Fund: Class 2 Shares
12	Fidelity VIP Contrafund: Initial Class Shares Service Class 2 Shares	SFT – Pyramis Core Equity Fund: Class 1 Shares Class 2 Shares
13	Fidelity VIP High Income: Service Class 2 Shares	Ivy Funds VIP High Income
14	Oppenheimer Variable Account Funds – Global Strategic Income/VA: Service Shares	Ivy Funds VIP High Income

11.   The following tables compare the fees and expenses of the Existing Portfolio and the

Replacement Portfolio using percentage daily net assets as of December 31, 2012. The data for

the Replacement Portfolios in Proposed Substitutions 1 through 12 are estimates for the current

year.

Proposed Substitution 1

	Existing Portfolio American Century VP Value Fund Class II Shares	Replacement Portfolio SFT – T. Rowe Price Value Fund
Management Fees	0.90% of first $500 million................. 0.85% of next $500 million .... 0.80% over $1 billion	0.67% of first $1 billion 0.65% of next $1.5 billion 0.60% over $2.5 billion
Other Expenses	0.01%	0.09%
12b-1 Fees	0.25%	0.25%
Total Gross Expenses	1.13%	1.01%
Expense Waiver	0.04%	0.00%
Total Net Expenses	1.09%	1.01%

Proposed Substitution 2

	Existing Portfolio MFS VIT Value Series Service Class Shares	Replacement Portfolio SFT – T. Rowe Price Value Fund
Management Fees	0.75% of first $1 billion....................... 0.65% over $1 billion.......................... 0.60% over $2.5 billion	0.67% of first $1 billion 0.65% of next $1.5 billion 0.60% over $2.5 billion
Other Expenses	0.06%	0.09%
12b-1 Fees	0.25%	0.25%
Total Gross Expenses	1.03%	1.01%
Expense Waiver	0.00%	0.00%
Total Net Expenses	1.03%	1.01%

Proposed Substitution 3

	Existing Portfolio American Century VP Ultra Fund Class II Shares	Replacement Portfolio SFT – Ivy Growth Fund
Management Fees	0.90% of first $500 million 0.85% of next $500 million 0.80% over $1 billion	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion
Other Expenses	0.01%	0.05%
12b-1 Fees	0.25%	0.25%
Total Gross Expenses	1.16%	0.97%
Expense Waiver	0.04%	0.00%

Total Net Expenses	1.12%	0.97%

Proposed Substitution 4

	Existing Portfolio Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities Class 2 Shares	Replacement Portfolio SFT – Ivy Growth Fund
Management Fees	0.75% up to $500 million 0.625% over $500 million 0.50% over $1 billion	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion
Other Expenses	0.05%	0.05%
12b-1 Fees	0.25%	0.25%
Total Gross Expenses	1.05%	0.97%
Expense Waiver	0.00%	0.00%
Total Net Expenses	1.05%	0.97%

Proposed Substitution 5

	Existing Portfolio Invesco VI American Franchise Service II Shares	Replacement Portfolio SFT – Ivy Growth Fund
Management Fees	0.695% first $250 million 0.67% next $250 million 0.645% next $500 million 0.62% next $550 million 0.60% next $3.45 billion 0.595% next $250 million 0.57% next $2.25 billion 0.545% next $2.5 billion 0.52% over $10 billion	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion
Other Expenses	0.30%	0.05%
12b-1 Fees	0.25%	0.25%
Total Gross Expenses	1.23%	0.97%
Expense Waiver	0.08%	0.00%
Total Net Expenses	1.15%	0.97%

Proposed Substitution 6

	Existing Portfolio Ivy Funds VIP Growth	Replacement Portfolio SFT – Ivy Growth Fund
Management Fees	0.70% up to $1 billion 0.65% over $1 billion 0.60% over $2 billion 0.55% over $3 billion	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion
Other Expenses	0.05%	0.05%

12b-1 Fees	0.25%	0.25%
Total Gross Expenses	1.00%	0.97%
Expense Waiver	0.03%	0.00%
Total Net Expenses	0.97%	0.97%

Proposed Substitution 7

	Existing Portfolio MFS VIT Investors Growth Stock Series Service Class Shares	Replacement Portfolio SFT – Ivy Growth Fund
Management Fees	0.75% of first $1 billion 0.65% over $1 billion	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion
Other Expenses	0.08%	0.05%
12b-1 Fees	0.25%	0.25%
Total Gross Expenses	1.08%	0.97%
Expense Waiver	0.00%	0.00%
Total Net Expenses	1.08%	0.97%

Proposed Substitution 8

	Existing Portfolio Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA Service Shares	Replacement Portfolio SFT – Ivy Growth Fund
Management Fees	0 0.75% of first $200 million 0.72% of next $200 million 0.69% of next $200 million 0.66% of next $200 million 0.60% over $800 million	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion
Other Expenses	0.12%	0.05%
12b-1 Fees	0.25%	0.25%
Total Gross Expenses	1.06%	0.97%
Expense Waiver	0.01%	0.00%
Total Net Expenses	1.05%	0.97%

Proposed Substitution 9

	Existing Portfolio Ivy Funds VIP Small Cap Growth	Replacement Portfolio SFT – Ivy Small Cap Growth Fund
Management Fees	0.85% up to $1 billion 0.83% over $1 billion 0.80% over $2 billion 0.76% over $3 billion	0.85% up to $1 billion 0.80% of next $2 billion 0.76% over $3 billion
Other Expenses	0.06%	0.11%

12b-1 Fees	0.25%	0.25%
Total Gross Expenses	1.16%	1.21%
Expense Waiver	0.02%	0.07%
Total Net Expenses	1.14%	1.14%

Proposed Substitution 10

	Existing Portfolio MFS VIT New Discovery Series Service Class Shares	Replacement Portfolio SFT – Ivy Small Cap Growth Fund
Management Fees	0.90% of first $1 billion 0.80% over $1 billion	0.85% up to $1 billion 0.80% of next $2 billion 0.76% over $3 billion
Other Expenses	0.07%	0.11%
12b-1 Fees	0.25%	0.25%
Total Gross Expenses	1.22%	1.21%
Expense Waiver	0.00%	0.07%
Total Net Expenses	1.22%	1.14%

Proposed Substitution 11

	Existing Portfolio Invesco VI Core Equity Fund Series II Shares	Replacement Portfolio SFT – Pyramis Core Equity Fund Class 2 Shares
Management Fees	0.65% first $250 million 0.60% of the excess over $250 million	0.65%
Other Expenses	0.29%	0.11%
12b-1 Fees	0.25%	0.25%
Total Gross Expenses	1.15%	1.01%
Expense Waiver	0.02%	0.12%
Total Net Expenses	1.13%	0.89%

Proposed Substitution 12

	Existing Portfolio Fidelity VIP Contrafund	Replacement Portfolio SFT – Pyramis Core Equity Fund
Management Fees	The Existing Portfolio pays the Adviser a monthly management fee which has two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the monthly average net assets of all of the registered investment companies with which the Adviser has management contracts.	0.65% Class I Shares 0.65% Class 2 Shares
Other Expenses	0.06% Initial Class Shares 0.08% Service Class 2 Shares	0.11% Class I Shares 0.11% Class 2 Shares

12b-1 Fees	0.00% Initial Class Shares	0.00% Class I Shares
	0.25% Service Class 2 Shares	0.25% Class 2 Shares
Total Gross Expenses	0.64% Initial Class Shares	0.76% Class I Shares
	0.89% Service Class 2 Shares	1.01% Class 2 Shares
Expense Waiver	0.00% Initial Class Shares	0.12% Class I Shares
	000% Service Class 2 Shares	0.12% Class 2 Shares
Total Net Expenses	0.64% Initial Class Shares	0.64% Class I Shares
	0.89% Service Class 2 Shares	0.89% Class 2 Shares

Proposed Substitution 13

	Existing Portfolio	**Replacement Portfolio**
	Fidelity VIP High Income	Ivy Funds VIP High Income
	Service Class 2 Shares	
Management Fees	The Existing Portfolio pays the Adviser a monthly management fee which has two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the monthly average net assets of all of the registered investment companies with which the Adviser has management contracts.	0.63%
Other Expenses	0.12%	0.06%
12b-1 Fees	0.25%	0.25%
Total Gross Expenses	0.93%	0.94%
Expense Waiver	0.00%	0.00%
Total Net Expenses	0.93%	0.94%

Proposed Substitution 14

	Existing Portfolio	**Replacement Portfolio**
	Oppenheimer Variable Account Funds – Global	Ivy Funds VIP High Income
	Strategic Income/VA	
	Service Shares	
Management Fees	0.75% of first $200 million 0.72% of next $200 million 0.69% of next $200 million 0.66% of next $200 million 0.60% of next $200 million 0.50% over $1 billion	0.63%
Other Expenses	0.14%	0.06%
12b-1 Fees	0.25%	0.25%
Acquired Fund Fees & Expenses	0.06%	0.00%
Total Gross Expenses	1.03%	0.94%
Expense Waiver	0.06%	0.00%
Total Net Expenses	0.97%	0.94%

12.   The Proposed Substitutions are designed and intended to simplify the Portfolio offerings

by eliminating overlapping offerings that largely duplicate one another by having substantially

similar investment objectives, strategies and risks. The Section 26 Applicants believe that

eliminating investment option redundancy via the Proposed Substitutions would result in a more

consolidated and attractive menu of investment options under the Contracts. Moreover, because

the Proposed Substitutions involve consolidating duplicative investment options, the diversity

of investment options available under the Contracts will not be adversely impacted.

13.   Except for Proposed Substitutions 9, 12, and 13, Contract Owners with Contract value

allocated to the Subaccounts of the Existing Portfolios will experience lower total annual

operating expenses (before expense waivers or reimbursements) ("annual gross operating

expenses") for the Replacement Portfolio than those of the corresponding Existing Portfolio.

14.   Proposed Substitutions 9, 12 and 13 are expected to result in annual gross operating

expenses for the Replacement Portfolio that are higher (0.05%, 0.12%, and 0.01%, respectively)

than those of the corresponding Existing Portfolio. However, total net operating expenses are

expected to be the same or lower for two years (for Proposed Substitutions 9 and 13) and for the

life of the Contracts outstanding on the Substitution Date (for Proposed Substitution 12) after

Life Company reimbursements.

15.   Proposed Substitutions 11, 12, 13 and 14 are expected to result in a management fee for

the Replacement Portfolio that is higher (0.04%, 0.09%, 0.07%, and 0.05%, respectively) than

that of the corresponding Existing Portfolio. Notwithstanding, total gross operating expenses

for the Replacement Portfolios in Proposed Substitutions 11 and 14 are lower than the

corresponding Existing Portfolio. Moreover, the Section 26 Applicants agree that, except for

Proposed Substitutions 11 and 12, for a two year period commencing on the Substitution Date, and for those Contracts with assets allocated to an Existing Portfolio on the Substitution Date, the issuing Life Company, as applicable, will, no later than the last business day of each fiscal quarter, make a reduction in Separate Account (or Subaccount) expenses, for each Contract outstanding on the Substitution Date, to the extent that total annual operating expenses of each Replacement Portfolio (taking into account applicable fee waivers and expense reimbursements) ("annual net operating expenses") for such period exceeds, on an annualized basis, the corresponding Existing Portfolio's total annual net operating expenses for the 2013 fiscal year. The Section 26 Applicants further agree that, except for Proposed Substitutions 11 and 12, Separate Account charges (net of any reimbursements or waivers) for any Contract Owner on the Substitution Date, will not be increased at any time during the two year period following the Substitution Date, while the caps discussed in this paragraph are in effect on the Replacement Portfolios. For Proposed Substitutions 11 and 12, the reimbursements described above will apply for the life of the Contract of all Contracts outstanding on the Substitution Date. Accordingly, Contract Owners will bear the same or lower expenses as a result of the Proposed Substitutions for a period of two years following the Substitution Date (for Proposed Substitutions 1-10, 13 and 14) and for the life of the Contract (for Proposed Substitutions 11 and 12).

16.   Section 26 Applicants believe another benefit of the Proposed Substitutions is that a greater number of Portfolios available through the Contracts will be Series of SFT. The Section 26 Applicants state that as a result more of the prospectuses and other disclosures and communications that Contract Owners receive regarding their investment options under the Contracts will be in a consistent format. The Section 26 Applicants state that fewer and more uniform disclosures and communications also should result in cost savings to the Life Companies.

17.   Section 26 Applicants state that the Proposed Substitutions will result in more investment options under the Contracts having the improved portfolio manager selection afforded by the Manager of Managers Order, which the Section 26 Applicants believe will appeal to both existing and prospective Contract Owners.

18.   The Section 26 Applicants state that the Proposed Substitutions will enable the Life Companies to more efficiently administer those aspects of the Contracts that pertain to Portfolios. These aspects include not only coordinating mailings of Portfolio disclosures and other communications to Contract Owners but also various compliance matters, such as computing accumulation unit values pursuant to rule 22c-1 under the 1940 Act, detecting and preventing market timing or other disruptive trading activities, and monitoring for potential conflicts, including material irreconcilable conflicts due to so-called "mixed and shared funding."

19.   The Section 26 Applicants state that the Proposed Substitutions are designed to provide Contract Owners with the ability to continue their investment in similar investment options without interruptions and at no additional cost to them. In this regard, the Life Companies or an affiliate will bear all expenses and transaction costs incurred in connection with the Proposed Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. The Proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitutions than before the Proposed Substitutions. The charges for optional living benefit riders, of course, may change from time to time and any such changes would be unrelated to the Proposed Substitutions.

20.   The Proposed Substitutions will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents for the

VGUL I and VGUL II Policies (collectively, "Supplements") and delivered to all affected Contract Owners at least 30 days before the Substitution Date. The Supplements will give Contract Owners notice of the respective Life Company's intent to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Portfolios as described in this application on the Substitution Date.

21.   The Section 26 Applicants will send the appropriate prospectus supplement (or other notice, in the case of Contracts no longer actively marketed and for which there are a relatively small number of existing Contract Owners ("Inactive Contracts")), containing this disclosure to all existing Contract Owners. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the supplement containing disclosure regarding the proposed Substitutions, as well as prospectuses and supplements for the Replacement Portfolios.

22.   In addition to the Supplements distributed to Contract Owners, within five (5) business days after the Substitution Date, the Life Companies will send Contract Owners a written confirmation of the completed Proposed Substitutions in accordance with rule 10b-10 under the Securities Exchange Act of 1934, as amended. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements. The Life Companies will also send each Contract Owner current prospectuses for the Replacement Portfolios involved to the extent that they have not previously received a copy.

23.   Each Substitution will take place at the applicable Existing and Replacement Portfolios' relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and rule 22c-1 under the Act.

24.   The process for accomplishing the transfer of assets from each Existing Portfolio to its corresponding Replacement Portfolio will be determined on a case-by-case basis. In most

cases, it is expected that the substitutions will be effected by redeeming shares of an Existing Portfolio for cash and using the cash to purchase shares of the Replacement Portfolio. In certain other cases, it is expected that the substitutions will be effected by redeeming the shares of an Existing Portfolio in-kind; those assets will then be contributed in-kind to the corresponding Replacement Portfolio to purchase shares of that Portfolio. All in-kind redemptions from an Existing Portfolio of which any of the Section 26 Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission staff's no-action letter issued to *Signature Financial Group, Inc.* (Dec. 28, 1999).

Legal Analysis and Conditions:

Section 26(c) Relief:

1.   The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitutions. Section 26(c) of the 1940 Act makes it unlawful for the depositor of a registered unit investment trust that invests in the securities of a single issuer to substitute another security for such security unless the Commission approves the substitution. Section 26(c) requires the Commission to issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.   The Section 26 Applicants argue that the terms and conditions of the Proposed Substitutions are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. The Section 26 Applicants further state that the Proposed Substitutions will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act.

3.   Minnesota Life and Securian Life are also seeking approval of the Proposed

Substitutions from any state insurance regulator where approval may be necessary.

4.   The Section 26 Applicants submit that each of the Proposed Substitutions is consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.

5.   Moreover, the Section 26 Applicants agree that, except for Proposed Substitutions 11 and 12, for a two year period commencing on the Substitution Date, and for those Contracts with assets allocated to an Existing Portfolio on the Substitution Date, the issuing Life Company, as applicable, will, no later than the last business day of each fiscal quarter, make a reduction in Separate Account (or Subaccount) expenses, for each Contract outstanding on the Substitution Date, to the extent that total annual operating expenses of each Replacement Portfolio (taking into account applicable fee waivers and expense reimbursements) ("annual net operating expenses") for such period exceeds, on an annualized basis, the corresponding Existing Portfolio's total annual net operating expenses for the 2013 fiscal year.

6.   The Section 26 Applicants further agree that, except for Proposed Substitutions 11 and 12, Separate Account charges (net of any reimbursements or waivers) for any Contract Owner on the Substitution Date, will not be increased at any time during the two year period following the Substitution Date, while the caps discussed above are in effect on the Replacement Portfolios.

7.   For Proposed Substitutions 11 and 12, the reimbursements described above will apply for the life of the Contract of all Contracts outstanding on the Substitution Date. Accordingly, Contract Owners will bear the same or lower expenses as a result of the Proposed Substitutions for a period of two years following the Substitution Date (for Proposed Substitutions 1-10, 13 and 14) and for the life of the Contract (for Proposed Substitutions 11 and 12).

8.   The Contract value for each Contract Owner impacted by the Proposed Substitutions

will not change as a result of the Substitutions. In addition, the Section 26 Applicants agree that the Life Companies will not increase total Separate Account charges for any existing Contract Owner on the Substitution Date for two (2) years from the Substitution Date., or for Proposed Substitutions 11 and 12, for life of the Contracts outstanding on the Substitution Date.

9.   For Proposed Substitutions 13 and 14, Applicants will not receive, for three years from the Substitution Date, any direct or indirect benefits paid by the Replacement Portfolios, its advisers or underwriters (or their affiliates), in connection with assets attributable to Contracts affected by the Substitution, at a higher rate than Applicants have received from the corresponding Existing Portfolios, its advisers or underwriters (or their affiliates), including without limitation rule 12b-1 fees, shareholder service, administration, or other service fees, revenue sharing, or other arrangements in connection with such assets. Proposed Substitutions 13 and 14, and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to the Life Companies or their affiliates by the Replacement Portfolio, its advisers underwriters or their affiliates.

10.   Notwithstanding the Manager of Managers Order, SFT has agreed, as a condition of this Application, that it will not change a Subadviser, add a new Subadviser, or otherwise relay on the Manager of Managers Order with respect to any SFT Replacement Portfolio without first obtaining shareholder approval of the change in Subadviser, the new Subadviser, or the SFT Replacement Portfolio's ability to add or to replace a Subadviser in reliance on the Manager of Managers Order at a shareholder meeting, the record date for which shall be after the Proposed Substitution has been effected.

Section 17(b) Relief:

1.   The Section 17 Applicants respectfully request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a)

of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

2.   Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

3.   Certain Existing and Replacement Portfolios may be deemed to be affiliated persons of one another, or affiliated persons of an affiliated person. Shares held by a separate account of an insurance company are legally owned by the insurance company. In addition, Advantus, as the Manager of the Replacement Portfolios, may be deemed to be a control person. Because the Life Companies and Advantus are under common control, entities that they control likewise may be deemed to be under common control, and thus affiliated persons of each other, notwithstanding the fact that the Contract Owners may be considered the beneficial owners of those shares held in the Separate Accounts. The Existing Portfolios and the Replacement Portfolios also may be deemed to be affiliated persons of affiliated persons. This result follows from the fact that, regardless of whether the Life Companies can be considered to control these Existing and Replacement Portfolios, the Life Companies may be deemed to be an affiliated person thereof because it, through its Separate Accounts, owns of record 5% or more of the outstanding shares of such Portfolios. In addition, the Life Companies may be deemed an affiliated person of the Replacement Portfolios because its affiliate, Advantus, may be deemed to control the Replacement Portfolios by virtue of serving as their investment adviser. As a result of these relationships, each of these Existing Portfolios may be deemed to be an affiliated person of an affiliated person (the Life Companies or the Separate Accounts) of the Replacement Portfolios, and vice versa. The proposed In-Kind Transactions, therefore, could

be seen as the indirect purchase of shares of a Replacement Portfolio with portfolio securities of the corresponding Existing Portfolio and conversely the indirect sale of portfolio securities of the Existing Portfolio for shares of the corresponding Replacement Portfolio. The proposed In-Kind Transactions also could be categorized as a purchase of shares of the Replacement Portfolio by the Existing Portfolio, acting as principal, and a sale of portfolio securities by the Existing Portfolio, acting as principal, to the Replacement Portfolio. In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from the Existing Portfolio and a sale of securities to the Replacement Portfolio by the Life Companies (or the Separate Accounts), acting as principal. If characterized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these entities.

4.   The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned because: (1) the proposed In-Kind Transactions will not adversely affect or dilute the interests of Contract Owners; and (2) the proposed In-Kind Transactions will comply with the conditions set forth in rule 17a-7 and the 1940 Act, other than the requirement relating to cash consideration. The Section 17 Applicants also submit that the proposed In-Kind Transactions are, or will be, consistent with the policies of each of the Existing Portfolios and the Replacement Portfolios involved in such Transactions, as recited in their registration statements and reports filed with the Commission. Finally, the Section 17 Applicants submit that the proposed In- Kind Transactions are consistent with the general purposes of the 1940 Act.

5.   The In-Kind Transactions will be effected at the respective net asset values of the Existing Portfolio and the Replacement Portfolio involved, as determined in accordance with

the procedures disclosed in their respective registration statements and as required by rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract Owner's investment in any of the Separate Accounts, the value of any Contract, the accumulation value or other value credited to any Contract, or the death benefit payable under any Contract. Immediately after the proposed In-Kind Transactions, the value of a Separate Account's investment in a Replacement Portfolio will equal the value of its investments in the corresponding Existing Portfolio (together with the value of any pre-existing investments in the Replacement Portfolio) immediately before the In-Kind Transactions. In addition, the Section 17 Applicants will carry out the In-Kind Transactions in compliance with the conditions of rule 17a-7, which outline the types of safeguards that parties to such transactions should implement to ensure that the terms of a transaction involving a registered investment company and an affiliated person thereof are fair and reasonable, and that the transaction does not involve overreaching on the part of any person involved in the transaction.

6.   The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in paragraph (b) of rule 17a-7. The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment companies' registration statements or reports in accordance with paragraph (c) of rule 17a-7. In addition, the proposed In-Kind Transactions will comply with paragraph (d) of rule 17a-7 because no brokerage commission, fee, or other remuneration (except for any customary transfer fees) will be paid to any party in connection with the proposed In-Kind Transactions. Moreover, each of the Existing and Replacement Portfolios involved will be responsible for compliance with the applicable board oversight and fund governance provisions of paragraphs (e) and (f) of rule 17a-7. Finally, a written record of the

proposed In-Kind Transactions will be maintained and preserved in accordance with paragraph (g) of rule 17a-7.

7.   Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the relevant Existing and Replacement Portfolios the same degree of protection from overreaching that rule 17a-7 generally provides in connection with the purchase and sale of securities under that rule in the ordinary course of business. The Section 17 Applicants represent that the In-Kind Transactions will be carried out in compliance with the other conditions of rule 17a-7.

8.   The proposed redemption of shares of each Existing Portfolio will be consistent with its investment policies, as recited in its current registration statement, because the shares will be redeemed at their net asset value in conformity with rule 22c-1 under the 1940 Act. Likewise, the proposed sale of shares of each Replacement Portfolio for investment securities will be consistent with its investment policies, as recited in its registration statement, because: (1) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that the Replacement Portfolio could have acquired with the proceeds from the sale of their shares had the shares been sold for cash.

9.   The Section 17 Applicants submit that the proposed In-Kind Transactions, are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent.

10.   The Section 17 Applicants respectfully submit that, for all the reasons stated above, the Commission should issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to

carry out the proposed In-Kind Transactions. The Section 17 Applicants assert that the terms of

the proposed In-Kind Transactions, including the consideration to be paid and received, are

reasonable and fair to: (1) each Existing Portfolio and corresponding Replacement Portfolio;

and (2) Contract Owners. The Section 17 Applicants also assert that the proposed In-Kind

Transactions do not involve overreaching on the part of any person concerned. Furthermore,

the Section 17 Applicants represent that the proposed In-Kind Transactions are, or will be,

consistent with all relevant policies of (1) each Existing Portfolio and corresponding

Replacement Portfolio as stated in their respective registration statements and reports filed

under the 1940 Act, and (2) the general purposes of the 1940 Act.

Conclusion:

     For the reasons and upon the facts set forth in this Application, the Section 26

Applicants and Section 17 Applicants, respectively, submit that the Proposed Substitutions and

the related In-Kind Transactions meet the standards of Section 26(c) of the 1940 Act and

Section 17(b) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and an order of exemption pursuant to

Section 17 (b) of the 1940 Act.

      For the Commission, by the Division of Investment Management, under delegated

authority.

                               Kevin M. O'Neill
                               Deputy Secretary